Exhibit 99.6

FORM OF EXCHANGE AGENT AGREEMENT

            , 2010

The Bank of New York Mellon

International Corporate Trust

101 Barclay Street—4 East

Attention: Karen Ferry

Ladies and Gentlemen:

América Móvil, S.A.B. de C.V. (the “Company”) proposes to make an offer to exchange (the “Exchange Offer”) up to an aggregate principal amount of U.S.$750,000,000 of its 3.625% Senior Notes due 2015, up to an aggregate principal amount of U.S.$2,000,000,000 of its 5.000% Senior Notes due 2020 and up to an aggregate principal amount of U.S.$1,250,000,000 of its 6.125% Senior Notes due 2040 (such notes offered within the Exchange Offer, collectively, the “Exchange Notes”), which have been registered under the Securities Act of 1933, as amended (the “Act”), for a like principal amount of its outstanding unregistered 3.625% Senior Notes due 2015, a like principal amount of its outstanding unregistered 5.000% Senior Notes due 2020 and a like principal amount of its outstanding unregistered 6.125% Senior Notes due 2040 (such outstanding unregistered notes, collectively, the “Original Notes”). The terms and conditions of the Exchange Offer as currently contemplated are set forth in a prospectus (the “Prospectus”) included in the Company’s registration statement on Form F-4 (File No. 333-            ), as amended (the “Registration Statement”), filed with the Securities and Exchange Commission and proposed to be distributed to all record holders of the Original Notes. The Original Notes and the Exchange Notes are collectively referred to herein as the “Notes.” Capitalized terms used herein and not defined shall have the respective meanings ascribed to them in the Prospectus or the accompanying Letter of Transmittal.

The Company hereby appoints The Bank of New York Mellon to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer. References hereinafter to “you” shall refer to The Bank of New York Mellon.

The Exchange Offer is expected to be commenced by the Company on or about             , 2010. The Letter of Transmittal accompanying the Prospectus is to be used by the holders of the Original Notes to accept the Exchange Offer, and contains instructions with respect to the delivery of certificates for Original Notes tendered.

The Exchange Offer shall expire at 5:00 p.m., New York City time, on             , 2010, or on such later date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you at any time before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right, in its sole discretion, to delay, to amend or to terminate the Exchange Offer, and not to accept for exchange any Original Notes not theretofore accepted for exchange, upon the occurrence of any of the events specified in the Prospectus under the caption “The Exchange Offer—Terms of the Exchange Offer—Conditions of the Exchange Offer.” The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or non-acceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1. You will perform such duties and only such duties as are specifically set forth herein or in the section of the Prospectus entitled “The Exchange Offer” or in the Letter of Transmittal accompanying the Prospectus and such duties which are necessarily incidental thereto.

2. You will establish an account with respect to the Original Notes at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Exchange Offer within two business days after the date of the Prospectus, or, if you already have established an account with the Book-Entry Transfer Facility suitable for the Exchange Offer, you will identify such pre-existing account to be used in the Exchange Offer, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Original Notes by causing the Book-Entry Transfer Facility to transfer such Original Notes into your account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

3. You are to examine each of the Letters of Transmittal and certificates for Original Notes (or confirmation of book-entry transfers into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Original Notes to ascertain whether (a) the Letters of Transmittal, certificates and any such other documents are duly executed and properly completed in accordance with instructions set forth therein and in the Prospectus and (b) the Original Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Original Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need (a) for fulfillment of all requirements and (b) to take any other action as may be necessary or advisable to cause such irregularity to be corrected.

4. With the approval of the Chief Financial Officer or General Counsel of the Company (such approval, if given orally, to be promptly confirmed in writing) or any other party designated by such an officer in writing, you are authorized to waive any defects, irregularities or conditions of tender in connection with any tender of Original Notes pursuant to the Exchange Offer.

5. Tenders of Original Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “The Exchange Offer—Terms of the Exchange Offer—Procedures for Tendering” and Original Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this paragraph 5, Original Notes which the Chief Financial Officer or General Counsel of the Company or any other party designated by such an officer in writing shall approve as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

6. You shall advise the Company with respect to any Original Notes delivered subsequent to the Expiration Date and accept its instructions with respect to disposition of such Original Notes.

7. You shall accept tenders:

(a) in cases where the Original Notes are registered in two or more names only if signed by all named holders;

(b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c) from persons other than the registered holder of Original Notes provided that customary transfer requirements, including any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Original Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Original Notes to the transfer agent for split-up and return any untendered Original Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

8. Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, promptly to be confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Original Notes properly tendered and you, on behalf of the Company, will exchange such Original Notes for Exchange Notes and cause such Original Notes to be canceled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Original Notes tendered promptly after notice (such notice, if given orally, promptly to be confirmed in writing) of acceptance of such Original Notes by the Company; provided, however, that in all cases, Original Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Original Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or facsimile thereof or an Agent’s Message in lieu thereof) with any required signature guarantees and any other required document. Unless otherwise instructed in writing by the Company, you shall issue Exchange Notes only in denominations of U.S.$100,000 or integral multiples of U.S.$1,000 in excess thereof.

9. Tenders pursuant to the Exchange Offer are irrevocable after the Expiration Date. Subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Original Notes tendered pursuant to the Exchange Offer may be withdrawn at any time on or prior to the Expiration Date in accordance with the terms of the Exchange Offer.

10. The Company shall not be required to exchange any Original Notes tendered if any of the conditions set forth in the Exchange Offer are not met. Notice of any decision by the Company not to exchange any Original Notes tendered shall be given (such notice, if given orally, promptly shall be confirmed in writing) by the Company to you.

11. If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Original Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus or otherwise, you shall as soon as practicable after the expiration or termination of the Exchange Offer return those certificates for unaccepted Original Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them (or effected such book-entry transfer).

12. All certificates for reissued Original Notes, unaccepted Original Notes or for Exchange Notes (other than those effected by book-entry transfer) shall be forwarded by (a) first-class mail, postage prepaid under a blanket surety bond protecting you and the Company from loss or liability arising out of the non-receipt or non-delivery of such certificates or (b) by registered mail insured separately for the replacement value of each of such certificates.

13. You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

14. As Exchange Agent hereunder you:

(a) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Original Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(b) shall not be obligated to take any action hereunder that might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

(c) shall not be liable to the Company for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without gross negligence, willful misconduct or bad faith on your part, by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto, and in no event shall you be liable for special, indirect or consequential damages, or lost profits, arising in connection with this Agreement; and may conclusively rely on and shall be protected in acting in good faith in reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

(d) may reasonably rely upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you in good faith reasonably believe to be genuine or to have been signed or represented by a proper person or persons;

(e) may rely on and shall be protected in acting upon written or oral instructions from any officer of the Company with respect to the Exchange Offer;

(f) shall not advise any person tendering Original Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Original Notes;

(g) may consult with counsel with respect to any questions relating to your duties and responsibilities, and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by you hereunder in good faith and in reliance thereon; and

(h) shall in no event be responsible or liable for any failure or delay in the performance of your obligations under this Agreement arising out of or caused by, directly or indirectly, forces beyond your reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

15. You shall take such reasonable action on a case-by-case basis as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem necessary) to furnish copies of the Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery or such other forms as may be approved from time to time by the Company, to all holders of Original Notes and to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents as you may request. All other requests for information relating to the Exchange Offer shall be directed to the Company, attention: Investor Relations, telephone number (5255) 2581-4449, at the Company’s offices at Lago Alberto 366, Edificio Telcel I, Colonia Anáhuac, 11320 México, D.F., México.

16. You shall advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to Alejandro Cantú Jiménez, General Counsel of the Company (at acantu@americamovil.com), Nicolas Grabar, counsel for the Company (at ngrabar@cgsh.com) and such other person or persons as the Company may request, daily on each business day, and more frequently during the week immediately preceding the Expiration Date and if otherwise requested, up to and including the Expiration Date, as to the aggregate principal amount of Original Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to the Exchange Offer and this agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons as the Company requests in writing from time to time prior to the Expiration Date of such other information as it or he or she reasonably requests. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Original Notes tendered, the aggregate principal amount of Original Notes accepted and to the extent the information is available to the Exchange Agent through the Letter of Transmittal or otherwise, the identity of any participating Broker-Dealers and the aggregate principal amount of Exchange Notes delivered to each, and deliver said list to the Company.

17. Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt thereof and shall, except as provided in paragraph 11, be preserved by you for a period of time at least equal to the period of time you customarily preserve other records pertaining to the transfer of securities or one year, whichever is longer, and thereafter shall delivered to the Company. You shall dispose of any unused Letters of Transmittal and other surplus materials by returning them to the Company.

18. You hereby expressly waive any lien, encumbrance or right of set-off whatsoever that you may have with respect to funds deposited with you for the payment of transfer taxes by reason of amounts, if any, borrowed by the Company, or any of its subsidiaries or affiliates pursuant to any loan or credit agreement with you or for compensation owed to you hereunder.

19. For services rendered as Exchange Agent hereunder, you shall be entitled to a fee as has been separately agreed by you and the Company in writing and reimbursement of your reasonable and documented out-of-pocket expenses.

20. You hereby acknowledge receipt of the Prospectus, the Letter of Transmittal and the other documents associated with the Exchange Offer attached hereto and further acknowledge that you have examined each of them. Any inconsistency between this agreement, on the one hand, and the Prospectus, the Letter of Transmittal and such other forms (as they may be amended from time to time), on the other hand, shall be resolved in favor of the Prospectus, the Letter of Transmittal and such other forms, except with respect to the duties, liabilities and indemnification of you as Exchange Agent which shall be controlled by this agreement.

21. The Company agrees to indemnify and hold you harmless, in your capacity as Exchange Agent hereunder against any liability, reasonable and documented cost or expense, including reasonable attorneys fees, arising out of or in connection with your appointment as Exchange Agent and the performance of your duties hereunder, including, without limitation, any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Original Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Original Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your gross negligence, willful misconduct or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or by facsimile confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or written notice of the commencement of any such action. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit.

22. You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service.

23. You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of Original Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Original Notes; provided, however, that, subject to such reimbursement by the Company, you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

24. This agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto, and nothing in this agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this agreement. Without limitation of the foregoing, the parties hereto expressly agree that no holder of Original Notes or Exchange Notes shall have any right, benefit or remedy of any nature whatsoever under or by reason of this agreement.

25. This agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

26. In case any provision of this agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

27. This agreement shall not be deemed or construed to be modified, amended, rescinded, canceled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged.

28. Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

América Móvil, S.A.B. de C.V.

Lago Alberto 366, Edificio Telcel I,

Colonia Anáhuac

11320 México, D.F., México

Telephone: (5255) 2581-4719

Facsimile: (5255) 2581-4440

Attention: Alejandro Cantú Jiménez

With a copy to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Facsimile: (212) 225-3999

Attention: Nicolas Grabar

If to the Exchange Agent:

The Bank of New York Mellon

International Corporate Trust

101 Barclay Street—4 East

New York, NY 10286

Telephone: (212) 815-5550

Facsimile: (212) 815-5603

Attention: Karen Ferry

29. Unless terminated earlier by the parties hereto, this agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Paragraphs 17, 18, 19, 21, 22 and 23 shall survive the termination of this agreement. Upon any termination of this agreement, you shall promptly deliver to the Company certificates of destruction for any fully exchanged Notes, funds or property (including, without limitation, any documents relating to the Exchange Offer) then held by you as Exchange Agent under this agreement.

30. This agreement shall be binding and effective as of the date hereof.

Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:
Name:
Title:

Accepted as of the date

first above written:

THE BANK OF NEW YORK MELLON, as Exchange Agent

By:
Name:
Title: